Exhibit 99.1

Vicinity Motor Corp. Receives Over $15 Million in Orders for 38 Vicinity™
Classic Buses from Leading Quebec Transit Operators

VANCOUVER, BC – Sept. 23, 2021 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LG) (“Vicinity Motor” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel vehicles, today announced the receipt of over $15.5 million in new purchase orders from three Québec, Canada transit operators for a total of 38 Vicinity™ Classic buses.

Pursuant to the terms of the supply agreements, Robert Paquette Autobus et Fils Inc. ordered 18, Transcobec (1987) Inc. ordered 11, and Autobus Yves Seguin et Fils Inc. ordered 9 Vicinity™ Classic buses, which will all be in service with Canadian public transit agency EXO. The Vicinity™ will be serving the cities of Oka, St-Joseph-du-Lac, Pointe-Calumet, Sainte-Marthe-sur-le-Lac, Doux-Montagnes, Saint-Eustache, Boisbriand, Sainte-Thérèse, Blainville, Rosemère, Bois-de-Fillions, Saint-Jérôme, and Sainte-Anne-des-Plaines. These orders are for delivery in 2022 and join the current operating fleet of 79 Vicinity™ buses in the Province of Quebec.

“Our Canadian market leadership in the mid-sized heavy duty segment continues to drive robust revenue and growth,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “Vicinity’s strong position in Canada is a testament to our flagship status and large base of satisfied, long-term customers. We look forward to servicing countless travelers throughout Quebec with these exciting new bus orders.”

“We are leveraging the strong sales of VicinityTM buses to position us for early leadership and growth for our electric vehicle offerings including the Vicinity LightningTM EV and VMC 1200 Class 3 Truck. Both of our EV product lines are showing accelerating momentum with firm orders of 29 Vicinity LightningTM EV buses currently in production, with many more that we believe will be ordered in the near-term. We believe our wide lineup of both traditional and electrified vehicles will allow us to further expand our market share throughout North America, addressing all opportunities and helping to create sustainable value for our shareholders over the long-term,” concluded Trainer.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LG) is a leading supplier of electric, CNG and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintains a market segment leadership position in Canada, is produced by the Company’s world-class manufacturing partners and will be produced at the soon to be completed Buy America Act compliant assembly facility in the State of Washington. Vicinity’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW for batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated timing for the delivery of Vicinity’s vehicles, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.